November 12, 2010

Via Courier and EDGAR

Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Solar EnerTech Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 3, 2010
File No. 333-169045

Dear Mr. Mancuso:

On behalf of Solar EnerTech Corp. (the “Company”), set forth below are the Company’s responses to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated November 10, 2010, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on November 3, 2010.  For your convenience, we have repeated the comment set forth in the Staff’s letter and followed the comment with the Company’s response.

We are enclosing a copy of Amendment No. 2 to the Registration Statement that is marked to show the changes from Amendment No. 1 to the Registration Statement filed on November 3, 2010.

Prospectus Cover Page

1.      We will continue to evaluate your response to prior comment 3 once you file a pre-effective amendment that includes all non-430A information.  Tell us when you plan to include the price per unit and the authority on which you rely for not having included that information given Item 501(b)(3) of Regulation S-K and paragraph 16 of Schedule A of the Securities Act.

Response:  In response to the Staff’s comment, the Company has amended the registration statement to include all non-430A information.  Because pricing information is not determinable at this time, pursuant to Rule 430A, the Company has omitted the public offering price, amount of proceeds, and other items dependent upon the offering price.  Instead, pursuant to Item 501(b)(3) of Regulation S-K, the Company has indicated the market and market price of the securities as of the latest practicable date.  Additionally, the Company clarified that the offering price and warrant exercise price will be determined in discussions involving the Company, the placement agent, and potential investors, taking into account apparent demand for the units, financial market conditions, market conditions for the Company, and other considerations as deemed to be relevant.  The Company plans to include the price per unit in a form of prospectus filed with the SEC pursuant to Rule 424(b).

*           *           *

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (86) 21-5899-7001 or Eric Wang of DLA Piper LLP (US), our outside corporate counsel, at (650) 833-2106.  Thank you very much for your assistance.

Very truly yours,

/s/ Steve Ye

Steve Ye
Chief Financial Officer
Solar EnerTech Corp.

cc:	Eric Wang, DLA Piper LLP (US)
Tzung-bor Wei, DLA Piper LLP (US)